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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

GENSET
(Name of Subject Company)

GENSET
(Name of Person Filing Statement)

Ordinary Shares, Nominal Value € 3.00 per share
American Depositary Shares, Each Representing One-Third of One Ordinary Share
(Title of Class of Securities)

37244T104
(CUSIP Number of Class of Securities)

Malcolm Bates
General Counsel
Genset
24, rue Royale
75008 Paris, France
(33) 1.55.04.59.00
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing this Statement)

With a copy to:
 Manuel A. Orillac, Esq.
Shearman & Sterling
114, avenue des Champs-Elysées
75008 Paris, France
(33) 1.53.89.70.0

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

        The name of the subject company is Genset, a corporation (société anonyme) organized under the laws of the Republic of France. (Genset is sometimes referred to herein as the "Company".) Genset's principal executive offices are located at 24, rue Royale, 75008 Paris, France. The telephone number of the Company at its principal executive offices is (33) 1.55.04.59.00.

        The securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates are: (i) ordinary shares, nominal value € 3.00 per share, of the Company ("Shares"), (ii) American Depositary Shares of the Company ("ADSs"), with each ADS representing one-third of one Share, evidenced by American Depositary Receipts ("ADRs"), (iii) zero-coupon convertible bonds of the Company due January 1, 2004, bearing interest at 4.5% ("OCEANEs"), and (iv) warrants, each of which entitles the holder to purchase one Share, which were issued by the Company in May 1998 with an exercise price of € 87.51 per Share (the "May 1998 Warrants"), in August 1998 with an exercise price of € 83.31 per Share (the "August 1998 Warrants"), in September 1999 with an exercise price of € 32.85 per Share (the "September 1999 Warrants"), in June 2000 with an exercise price of € 80.49 per Share (the "June 2000 Warrants"), and in June 2001 with an exercise price of € 12.90 per Share (the "June 2001 Warrants") and granted in June 2002 with an exercise price of € 3.25 per Share (the "June 2002 Warrants"). (The warrants described in (iv) are sometimes referred to, collectively, in this Statement as the "Warrants".)

        As of July 2, 2002, there were 8,104,850 Shares outstanding, including in the form of ADSs. As of July 2, 2002, there were 6,944,007 ADSs outstanding, representing 2,314,669 Shares.

        Neither the OCEANEs nor any of the Warrants are registered pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As of July 2, 2002, there were 522,223 OCEANEs outstanding, and, as of that same date, 16,000 May 1998 Warrants, 2,000 August 1998 Warrants, 4,000 September 1999 Warrants, 8,000 June 2000 Warrants and 4,000 June 2001 Warrants were outstanding. A total of 25,000 June 2002 Warrants have been granted by the Company, although none of those Warrants have yet been subscribed for by the beneficiaries. The Company expects, however, that all the June 2002 Warrants will be subscribed for and will be outstanding prior to the completion of the tender offer to which this Statement relates.

Item 2. Identity and Background of the Filing Person.

        The name, business address and business telephone number of the Company, which is the person filing this Statement, are set forth in Item 1 above.

        This Statement relates to the tender offer made by Serono France Holding S.A., a corporation (société anonyme) organized under the laws of the Republic of France (the "Purchaser"), disclosed in a Tender Offer Statement on Schedule TO dated July 16, 2002 (as may be amended or supplemented from time to time, the "Schedule TO"), to purchase (i) all outstanding Shares that are held by residents of the United States, at a price of € 9.75 per Share, without interest, net to the seller in cash, (ii) all outstanding ADSs, at a price of € 3.25 per ADS, without interest, net to the seller in cash, (iii) all outstanding OCEANEs that are held by residents of the United States, at a price of € 102.64 per OCEANE, without interest, net to the seller in cash, (iv) all outstanding May 1998 Warrants, August 1998 Warrants, September 1999 Warrants, June 2000 Warrants and June 2001 Warrants that are held by residents of the United States, at a price of € 1.00 per Warrant, without interest, net to the seller in cash, and (v) all outstanding June 2002 Warrants that are held by residents of the United States, at a price of € 6.50 per Warrant, without interest, net to the seller in cash. The price per ADS, Share, OCEANE and Warrant to be paid in the tender offer will be converted into U.S. dollars using the U.S. dollar spot against the euro exchange rate on the day on which funds are received by the Bank of New York (as receiving agent) or its custodian in France, which is anticipated to be approximately 13 French trading days after the day on which the tender offer expires.

        The tender offer referenced in the preceding paragraph is being made upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 2002 and filed as Exhibit 99(a)(1) to the Schedule TO (the "Offer to Purchase") and the related Letter of Transmittal and Forms of Acceptance, filed as Exhibits 99(a)(2), 99(a)(6), 99(a)(9) and 99(a)(12) to the Schedule TO (which, as they may be amended and supplemented from time to time, constitute, together with the Offer to Purchase, the "U.S. Offer"). Holders of Shares, OCEANEs or Warrants who are located outside the United States may not participate in the U.S. Offer. In addition to the U.S. Offer, the Purchaser is making a separate tender offer for Shares, OCEANEs and Warrants held by persons other than U.S. residents, which offer is being made in France (the "International Offer" and, together with the U.S. Offer, the "Offers").

        The Purchaser is an indirect, wholly-owned subsidiary of Serono S.A., a corporation (société anonyme) organized under the laws of Switzerland ("Serono"). The Schedule TO states that the principal executive offices of Serono are located at 15bis, Chemin des Mines, Case Postale 54, CH-1211 Geneva 20, Switzerland, and that the principal executive offices of the Purchaser are located at 738, rue Yves Kermen, 92100 Boulogne, France. The Schedule TO states that the telephone number at Serono's address is (41) 22.739.30.00, and that the telephone number at the Purchaser's address is (33) 1.47.61.13.13.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

        Confidentiality Agreement.    The Company and Serono entered into a Confidentiality Agreement dated May 6, 2002, as amended on June 3, 2002 (the "Confidentiality Agreement"), pursuant to which each of the Company and Serono agreed, among other things, to keep confidential certain information furnished to it by the other party and to use such information only for the purpose of evaluating a combination of their businesses. The Company also agreed that, until July 10, 2002, it would not solicit any inquiry, discussion or proposal or enter into any agreement or understanding providing for a combination of the Company's business with any entity other than Serono or one of its affiliates. Under the Confidentiality Agreement, Serono agreed that neither it nor any company in its group will acquire any securities or assets of Genset without the prior approval of Genset's board of directors. In case of a competing tender offer to acquire securities of Genset, however, Serono would be permitted to make a counter-offer. This summary is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (e)(1) to this Statement and is incorporated by reference in its entirety.

        Securities Ownership of Directors and Executive Officers; Stock Options.    To the Company's best knowledge, as of June 30, 2002, the directors of the Company as a group (seven persons) and the executive officers (excluding directors) of the Company as a group (eight persons) held approximately 1.95% and 0.22%, respectively, of the outstanding Shares.

        The Company's non-employee directors hold a total of 11,500 Warrants issued prior to June 2002, which Warrants are fully exercisable. The non-employee directors of the Company also have a right to subscribe for an aggregate of 25,000 June 2002 Warrants, which will be fully exercisable upon subscription. In addition, the Company has granted to its executive officers stock options to subscribe for Shares. All outstanding stock options vest and become immediately exercisable upon a change in control of the Company. The closing of the Offers would constitute such a change in control.

        In November 2001, the Company offered all its employees the option to cancel their existing stock options granted under the Company's 1997, 1999 and 2000 option plans. The Company made a commitment to grant new stock options that would give those employees who participated in this program the right to subscribe for a number of Shares representing 88% of the number of Shares underlying the canceled options. These new options were granted at a meeting of Genset's board of directors held on July 11, 2002. As described in Item 7 of this Statement, if the Offers are successfully completed, Serono and Genset intend that Genset would offer those employees who participated in the November 2001 program the right to renounce their replacement options in return for a cash payment.

        To the best knowledge of the Company, if the directors and executive officers exercised all their outstanding options and Warrants (including options that have not yet vested and options that were regranted pursuant to the program offered by the Company in November 2001), as of June 30, 2002, they would own as a group approximately 7.87% of the Company's fully-diluted share capital, with approximately 4.12% held, in the aggregate, by Mr. Marc Vasseur (Chairman and Chief Executive Officer) and Dr. Daniel Cohen (Chief Scientific Officer and Deputy CEO), approximately 1.32% held by the five other directors, and approximately 2.42% held by executive officers (excluding directors) as a group.

        As of June 30, 2002, an aggregate of 321,000 Shares could be purchased pursuant to Warrants and options (including options that were subsequently regranted) held by the directors of the Company as a group. As of that same date, an aggregate of 195,404 Shares could be purchased pursuant to options (including options that were subsequently regranted) held by the executive officers of the Company, excluding those who are directors, as a group. No Warrants are currently held by executive officers of the Company.

        As a result of the arrangements and agreements described above, the Company's directors and executive officers may have a direct interest in the Offers.

        Agreements with Executive Officers.    Pursuant to severance and change of control agreements entered into with the Company during the second half of 2001 and the first half of 2002, four executive officers of the Company, Messrs. Malcolm Bates, Jean Elias, Paul Moser and Jeffery Vick, are entitled to indemnity payments in the event that their employment is terminated or the Company is subject to a change of control. The indemnity payment is equal to twelve months of base salary, including, in certain cases, a prorated bonus payment.

        In addition, five executive officers of the Company, Messrs. Malcolm Bates, Jean Elias, John Lucas, Paul Moser and Jeffery Vick, are entitled to an incentive payment in the event of a change of control of the Company occurring during their employment. In each case, the incentive payment will be equal to a multiple (ranging from 10,000 to 50,000) of the difference between (i) the price per Share paid by the purchaser as determined by the tender offer documentation relating to the change of control and (ii) the arithmetic average of the closing prices per Share on the Nouveau Marché of Euronext Paris for the 60 calendar days prior to date when the purchaser's intention to take control of the Company became public. In order not to compensate these individuals twice for their contribution to maximizing the value paid by the purchaser, the incentive payment will be reduced by the amount that the relevant executive officer could have made by exercising any stock option then held.

        Future Composition of the Board of Directors and Employment Arrangements.    Serono has confirmed that, after the successful completion of the Offers, Mr. Marc Vasseur will continue to serve as a director of the Company and as Chairman and Chief Executive Officer (Président Directeur Général), and Dr. Daniel Cohen will continue to serve as a director of the Company and as Chief Scientific Officer and Deputy CEO (Directeur Général Délégué).

        License Agreement.    Serono and Genset have been negotiating a research and license agreement since July 2001. Under this proposed agreement, Genset would provide access to a number of cDNA clones along with related bioinformatic data to Serono, but would reserve the sole right to use the cDNA clones and bioinformatic data to develop drugs in certain fields in which Genset focuses its therapeutic research, in particular diabetes and obesity. Serono would have an option to obtain a license to one or more of the cDNA clones and related intellectual property rights. Serono would pay an initial sum of $5 million plus license fees on the exercise of an option and milestones and royalties in the event of the development of products derived from one of the clones. The finalization of this agreement is suspended until the results of the Offers are published.

Item 4. The Solicitation or Recommendation.

  Recommendation of the Board

        At a meeting held on June 25, 2002, the board of directors of the Company unanimously decided (i) that the Offers are in the interests of the Company, holders of securities of the Company and the Company's employees and (ii) to recommend that holders of Shares, ADSs, OCEANEs and Warrants accept the Offers and tender their Shares, ADSs, OCEANEs and Warrants pursuant to the Offers. Therefore, the Company's board of directors unanimously recommends that all holders of ADSs and holders of Shares, OCEANEs and Warrants who are U.S. residents tender into the U.S. Offer. A copy of a letter to the Company's security holders communicating the recommendation of the Company's board of directors is filed as Exhibit (a)(1) hereto and is incorporated in this Statement by reference.

  Background to the Offers

        As described in Item 3 above, Serono and Genset have been negotiating a research and license agreement since July 2001.

        In this context, on April 12, 2002, Silvano Fumero, Senior Executive Vice President and Head of Research and Pharmaceutical Development for Serono, contacted André Pernet, then Chief Executive Officer of Genset, to express an interest in meeting with Genset. Following the initial call, Ernesto Bertarelli, Chief Executive Officer of Serono, called Mr. Pernet on April 23, 2002, to confirm that a meeting would occur on April 30, 2002. As a result of these calls, on April 30, 2002, Mr. Bertarelli and Mr. Fumero met in Paris with Mr. Pernet, Marc Vasseur, the current Chief Executive Officer of Genset, and Daniel Cohen, the current Chief Scientific Officer of Genset. At this meeting, Mr. Bertarelli stated for the first time that Serono wished to initiate preliminary discussions on a potential acquisition transaction. The Genset representatives expressed interest in the principle of the proposal and suggested further meeting on May 20 and 21, 2002.

        On May 6, 2002, Genset and Serono entered into a confidentiality agreement to permit them to further explore the possibility of a transaction, which confidentiality agreement was amended on June 3, 2002.

        On May 15, 2002, Mr. Pernet was replaced by Mr. Vasseur as Chief Executive Officer of Genset.

        On May 20 and 21, 2002, Serono representatives, together with Serono's financial advisors, met with Genset representatives and Genset's financial advisors at Serono's offices in Geneva. The Genset representatives at these meetings included: Mr. Vasseur, Mr. Cohen, Edmund Olivier de Vezin, a member of the board of directors of Genset, Jonathan Burnham, then General Counsel of Genset, Hiroaki Tanaka, Vice President - Bioinformatics for Genset, John Varian, acting Chief Financial Officer of Genset, and Jeffery Vick, Vice President Worldwide Business Development and Licensing for Genset. The Serono representatives included: Mr. Bertarelli, Mr. Fumero, Jacques Theurillat, Deputy Chief Executive Officer of Serono, Leon Bushara, Vice President & Head of Business Development for Serono, Nathalie Joannes, General Counsel of Serono, Giampiero De Luca, Chief Intellectual Property Counsel of Serono, and Andrea Buscaglia, Vice President of Corporate Finance at Serono. During these meetings, the participants discussed a mutual interest in the acquisition of Genset by Serono, and agreed to a framework for discussions and a timetable. The discussions at these meetings included terms of a possible tender offer for the outstanding securities of Genset by Serono and Serono's concerns regarding Article 19.5 of Genset's bylaws (statuts), which capped the voting rights of any shareholder at 20%.

        On May 29, 2002, Messrs. Bertarelli, Fumero and Theurillat met with Messrs. Vasseur and Cohen to visit the Evry research facility of Genset, to confirm the common understandings of the meetings on May 20 and 21 and to organize the due diligence process.

        On June 3, 2002, Mr. Bertarelli, on behalf of Serono, sent a letter to Genset setting forth Serono's proposal for the acquisition. On June 4, 2002, Mr. Vasseur acknowledged receipt of the letter. Mr. Vasseur's letter indicated a willingness to proceed with the due diligence process, while indicating a need for further negotiations on the terms of the proposal.

        From June 5, 2002 until June 14, 2002, Serono and its advisors conducted due diligence sessions at the offices of Genset's legal advisors in Paris as well as selected site visits to Genset's head office in Paris and the Evry research center. On June 5, Mr. Vasseur and Mr. Cohen met with Mr. Theurillat and François Naef, Senior Executive Vice President - Human Resources of Serono, in Geneva to discuss managerial and integration issues.

        On June 19, 2002, trading of Genset's Shares and OCEANEs was suspended on Euronext Paris and trading of Genset's ADSs was suspended on Nasdaq. Genset announced at that time that it was engaged in preliminary discussions concerning a possible strategic transaction.

        On June 20, 2002, Mr. Vasseur, Mr. Cohen, Mr. Theurillat and Andrew Galazka, Senior Vice President of Scientific Affairs at Serono, met in Paris to discuss the general terms of the proposed tender offer.

        On June 21, 2002, Genset announced that the discussions were ongoing with regard to a possible cash tender offer, conditioned on the removal of Article 19.5 of Genset's bylaws at Genset's shareholder meeting on June 26, 2002.

        On June 24, 2002, Mr. Cohen met Mr. Fumero and Mr. Theurillat in Geneva to discuss the potential scientific synergies of the transaction. Also on June 24, Genset initiated a call between its representatives, including Mr. Vasseur, Mr. de Vezin, Malcolm Bates, the current General Counsel of Genset, and Mr. Burnham, and Serono representatives, including Mr. Theurillat and Mr. Buscaglia. The parties' financial advisors were also present for this call. The purpose of the call was to discuss the final terms of the offer.

        On June 25, 2002, Serono sent to Genset a letter describing Serono's final proposal for a tender offer for the outstanding securities of Genset.

        On June 25, 2002, a special meeting of the Genset board of directors was held at which the Genset board voted unanimously to recommend the offer and sent a certified copy of the minutes of the meeting to Serono.

        On June 26, 2002, Serono and Genset issued a joint press release announcing the proposed transaction. At the shareholders' meeting later that day, Genset's shareholders voted to repeal Article 19.5 of Genset's bylaws. J.P. Morgan & Cie S.A. and Lehman Brothers International (Europe) then filed with the French Conseil des marchés financiers (the "CMF") a letter containing the terms of the International Offer, and Purchaser and Genset filed with the French Commission des opérations de bourse (the "COB") a draft of the offer documentation with respect to the International Offer. Following the filing with the CMF, the CMF published on the same day the material terms of the International Offer in an official notice (an avis de dépot).

        On July 2, 2002, trading in Genset's Shares and OCEANEs resumed on Euronext Paris and trading of Genset's ADSs resumed on Nasdaq.

        On July 3, 2002, the CMF declared the International Offer receivable and, on July 4, 2002, published a declaration to that effect (an avis de recevabilité). On July 11, 2002, the COB granted its visa with respect to the offer documentation for the International Offer. On July 15, 2002, the CMF published the notice of opening of the International Offer.

        On July 16, 2002, the International Offer and the U.S. Offer were formally commenced in France and in the United States.

  Reasons for the Recommendation

        In making the decisions and recommendations set forth above, the Company's board of directors considered a number of factors, including, without limitation, the following:

  •
  the amount and form of consideration to be received by the Company's shareholders in the Offers;

  •
  the fact that the Offers are conditioned upon there being tendered a number of Shares, ADSs and OCEANEs such that the Purchaser will own two-thirds of the share capital and voting rights of Genset on a diluted basis, taking into account the number of Shares that would be issued upon the conversion of the outstanding OCEANEs;

  •
  the recent and historical market price of the Shares and the ADSs and the volatility with respect to the trading of the Shares and ADSs;

  •
  the fact that the Offers will enable the Company's shareholders to secure a premium over recent trading prices of the Shares and ADSs;

  •
  the Company's future financial performance and prospects if it were to remain independent, including the Company's ability to obtain additional financing and the potential dilution to existing shareholders if the Company were to raise funds through issuing new shares;

  •
  the Company's ability to repay the OCEANEs due 2004;

  •
  information with regard to the financial condition, business, strategy and prospects of the Company, as well as current economic and market conditions (including current conditions in the biotechnology industry);

  •
  the Company's prospects as a result of the Purchaser becoming its majority shareholder;

  •
  possible alternatives to the Offers available to the Company;

  •
  the possibility that the Offers might not be completed and the effect of the public announcement of the Offers on the market price of the Shares and ADSs;

  •
  the presentation to the board of directors on June 25, 2002 by Lehman Brothers Europe Limited ("Lehman Brothers") and a written fairness opinion dated June 25, 2002 by Lehman Brothers stating that the € 9.75 per Share cash consideration to be received by holders of Shares, the € 3.25 per ADS cash consideration to be received by holders of ADSs, the € 102.64 per OCEANE cash consideration to be received by holders of OCEANEs, the € 6.50 per Warrant cash consideration to be received by holders of June 2002 Warrants, and the € 1.00 per Warrant consideration to be received by holders of other Warrants in the Offers is fair, from a financial point of view, to the holders of Shares, ADSs, OCEANEs and Warrants. The Company's board of directors was aware that Lehman Brothers is entitled to certain fees, as set out in Item 5 of this Statement, upon the consummation of the Offers.

        The Company's board of directors also considered the actual and potential conflicts of interest described above in Item 3. The Company's board of directors did not find it practicable to, and did not, make specific assessments of, quantify or otherwise attempt to assign relative weights to, the specific factors considered by it. Rather, the Company's board of directors viewed its decision and recommendation as based on the totality of the information presented to it and considered by it. In addition, it is possible that different members of the board of directors assigned different weights to different factors.

  Opinion of Lehman Brothers

        Genset engaged Lehman Brothers to act as its exclusive financial advisor in connection with the Offers. In connection with this engagement, the Company requested that Lehman Brothers render an opinion with respect to the fairness, from a financial point of view, to the holders of Shares, ADSs, Warrants and OCEANEs of the price offered for those securities.

        The full text of the fairness opinion of Lehman Brothers dated June 25, 2002, which sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Lehman Brothers, is filed as Exhibit (a)(6) hereto and is incorporated in this Statement by reference. Holders of Shares, ADSs, OCEANEs and Warrants are encouraged to read the fairness opinion of Lehman Brothers carefully in its entirety. The opinion of Lehman Brothers is limited to the fairness, from a financial point of view, of the cash consideration to be received by holders of Shares, ADSs, OCEANEs and Warrants in the Offers and does not constitute a recommendation as to whether any holder of Shares, ADSs, OCEANEs or Warrants should tender such securities pursuant to the U.S. Offer or the International Offer.

        In arriving at its opinion, Lehman Brothers reviewed and analyzed, among other things, financial and operating information with respect to the business, operations and prospects of the Company, including financial statements (consolidated and corporate financial statements) for the 2001 financial year, interim financial statements for the three months ended March 31, 2002, and the 2002 budgets and the medium term forecasts of the Company, which budgets and medium term forecasts are confidential to the Company.

        In addition, Lehman Brothers had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects, and Lehman Brothers undertook such other studies, analyses and investigations as it deemed appropriate.

        In addition to the above and for the purpose of arriving at its opinion on the consideration offered for the Shares, the ADSs and the Warrants, Lehman Brothers reviewed and analyzed (1) the trading history of the Shares and ADS during the 12 months prior to the date of the opinion and a comparison of that trading history with those of other companies and indices which Lehman Brothers deemed relevant; (2) a comparison of the trading multiples of the Company with those of other companies which Lehman Brothers deemed relevant; and (3) a comparison of the financial terms of the Offers with the terms of certain other transactions which Lehman Brothers deemed relevant.

        In addition to the above and for the purpose of arriving at its opinion on the consideration offered for the OCEANEs, Lehman Brothers reviewed and analyzed (1) the trading history of the OCEANEs during the 12 months prior to the date of the opinion, (2) the conversion value of the OCEANEs based on the price per Share in the Offers and (3) the net present value of the redemption value at maturity of the OCEANEs.

        In rendering its opinion, Lehman Brothers relied upon and assumed, without independent verification or investigation, the accuracy and completeness of all the financial and other information used by Lehman Brothers in arriving at its opinion (all of which information was either provided by or on behalf of Genset or was publicly available); provided that, in relation to publicly-available information, Lehman Brothers confirmed that it obtained such information only from sources which it believes to be reliable. In relation to information provided by or on behalf of the Company, Lehman Brothers relied upon the assurances of management of the Company that they are not aware of any facts that were not disclosed and that would make such information inaccurate or misleading in any material respect. With respect to the financial forecasts provided to it, Lehman Brothers assumed, at the direction of the management of Genset, without independent verification or investigation, that the forecasts were reasonably prepared on a basis reflecting, as of the date such forecasts were prepared, the best then-currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. Lehman Brothers further assumed that the Offers would be consummated in all material respects in accordance with their announced terms, without waiver, modification or amendment of any material term or condition.

        Lehman Brothers did not make or obtain any independent evaluations or appraisals of the assets or liabilities of Genset or conduct a physical inspection of Genset's properties or facilities. Lehman Brothers' opinion does not constitute a recommendation of the Offers over any alternative business strategy that may be available to Genset. Lehman Brothers' opinion necessarily takes into account general economic and stock market conditions as they existed and could be evaluated by Lehman Brothers as of the date of its opinion. Although subsequent developments may affect its opinion, Lehman Brothers does not have any obligation to update, revise or reaffirm its opinion.

        The Offer for Shares and ADSs.    For the opinion on the consideration offered for Shares and ADSs, Lehman Brothers used four methodologies:

  •
  Stock market valuation / historical share price performance;

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  Comparable companies analysis;

  •
  Comparable transactions analysis;

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  Analysis of acquisition premiums paid in recent French public offers.

        Lehman Brothers considered that the discounted cash flow methodology was not appropriate to appraise Genset's value given the very early stage nature of the Company's programs under development and the difficulty in determining meaningful forecasts. Further, the methodology based on the dividend yield of Genset shares was not used by Lehman Brothers, given the absence of dividends paid by Genset.

        A.    Stock Market Valuation / Historical Share Price Performance

        Lehman Brothers analyzed Genset's historical Share and ADS price performance and trading volumes during the 12 months prior to the opinion and compared it with that of companies Lehman Brothers deemed relevant.

        B.    Comparable Companies Analysis

        Lehman Brothers reviewed and compared certain financial, operating and stock market information related to Genset with corresponding information related to publicly-held companies that Lehman Brothers deemed comparable to Genset. Lehman Brothers used the following factors in its decision making process: (i) nature of business, (ii) number of compounds currently in clinical trials, and (iii) nature of technology platform. Lehman Brothers is of the view that the preferred comparables for Genset are those genomic companies that have become drug development companies, with an early or relatively early stage pipeline, but also considered other genomic companies with a platform comparable to Genset's. Lehman Brothers reviewed and analyzed the following European and U.S. companies it deemed comparable:

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  European companies: Cambridge Antibody Technology Group Plc (U.K.), deCODE genetics, Inc. (Iceland), Oxford GlycoSciences Plc (U.K.), Proteome Sciences Plc (U.K.), Transgene S.A. (France) and Vernalis Group Plc (U.K.);

  •
  U.S. companies: Celera Genomics Group, Genaissance Pharmaceuticals Inc., Gene Logic Inc., Genome Therapeutics Corp., Incyte Genomics Inc. and Maxygen Inc.

        Lehman Brothers analyzed financial multiples based on revenues and research & development expenditures. Given that Genset anticipates that it will continue to incur losses for the foreseeable future, the amount and duration of such losses being dependent largely on the level of its continued investment in research & development activities and the timing and amount of future licensing deals based on the results of these activities, Lehman Brothers believes that the appropriate comparable financial aggregates are actual and expected revenues and research & development expenditures.

        No company or business used in the analyses as a comparison is identical to Genset, and an evaluation of the results of those analyses is not entirely mathematical. In evaluating comparable companies, Lehman Brothers made judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies or business segments analyzed.

        C.    Comparable Transactions Analysis

        Using publicly-available information, Lehman Brothers reviewed and compared the purchase prices (including net debt) and implied stock market premiums and transaction value multiples paid in the following transactions:

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  Acquisition of MediChem Life Sciences, Inc. by deCODE genetics, Inc. (announced on January 8, 2002);

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  Acquisition of Matrix Pharmaceutical, Inc. by Chiron Corporation (announced on January 7, 2002);

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  Acquisition of Axys Pharmaceuticals, Inc. by Celera Genomics Group (announced on June 13, 2001);

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  Acquisition of Gemini Genomics Plc by Sequenom, Inc. (announced on May 29, 2001);

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  Acquisition of Rosetta Inpharmatics, Inc. by Merck & Co., Inc. (announced on May 11, 2001);

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  Acquisition of Aurora Biosciences Corporation by Vertex Pharmaceuticals, Inc. (announced on April 30, 2001); and

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  Acquisition of Anesta Corp. by Cephalon, Inc. (announced on July 17, 2000).

        Lehman Brothers compared terms offered in these transactions to the historical market prices of the target companies' stock to determine premiums paid in these transactions over the applicable stock price of the target company one day, one week, one month and three months prior to announcement of the acquisition offer. Lehman Brothers also analyzed enterprise values, calculated as equity value, plus debt, less cash, as a multiple of the latest 12 months and of estimated forward revenues and research & development expenditures.

        D.    Analysis of Premiums Paid in Recent French Tender Offers

        Lehman Brothers analyzed over 150 cash, share and mixed offers made for French listed companies from January 1998 to date. Lehman Brothers did this analysis to determine premiums paid in these transactions over the applicable stock price of the target company one day, one month, three months, six months and twelve months prior to announcement of the relevant transaction.

        The Offer for OCEANEs.    For the opinion on the consideration offered for OCEANEs, Lehman Brothers used three methodologies:

  •
  Stock market valuation / historical convertible bond price performance;

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  Conversion value of convertible bond; and

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  Net present value of redemption value.

        Given the low liquidity of the OCEANEs, the absence of specific Genset options or warrants traded on the market and the discount that the market currently applied to the OCEANEs, a valuation calculated through usual option based valuation methodologies did not appear to Lehman Brothers to be appropriate.

        The Offer for the Warrants.    Given the small number of Warrants outstanding and the fact that the exercise price for most of the Warrants is greater than the offered price (i.e., "out-of-the-money"), Lehman Brothers based its opinion on the value of the Warrants on the difference between the price per Share in the Offers and the exercise price for in-the-money Warrants, and considered the value of out-of-the-money Warrants to be negligible. Lehman Brothers did not calculate the theoretical value of the Warrants through a model based upon the Black-Scholes option pricing formula.

        Each of the analyses conducted by Lehman Brothers was carried out to provide a different perspective on the Offers and to enhance the total mix of information. Lehman Brothers did not place any specific reliance or weight on any individual analysis, but instead concluded that its analyses, taken as a whole, supported its determination.

  Intent to Tender

        To the best knowledge of the Company after reasonable inquiry, all the Company's executive officers and directors currently intend to tender all Shares, ADSs and Warrants held of record or beneficially owned by them pursuant to the U.S. Offer or the International Offer, as appropriate, except for any qualifying Shares required to be held by directors of the Company pursuant to French law. None of the Company's directors or executive officers holds or owns any OCEANEs. Further, neither the Company nor the Company's subsidiary holds or owns any Shares, ADSs, OCEANEs or Warrants.

Item 5. Person/Assets, Retained, Employed, Compensated or Used.

        The Company retained Lehman Brothers as its financial advisor in connection with the Offers pursuant to the terms of an engagement letter dated June 14, 2002. The Company has agreed to pay Lehman Brothers a financial advisory fee equal to approximately $2,300,000, of which $2 million is payable upon consummation of the transaction, and to reimburse Lehman Brothers for certain out-of-pocket expenses arising from its engagement by the Company. The Company has also agreed to indemnify Lehman Brothers and its affiliates, directors, officers, employees and advisers against certain liabilities and damages that may arise in connection with its engagement by the Company, including certain liabilities under the federal securities laws.

        In connection with its engagement, Lehman Brothers may contact security holders of the Company, to give information regarding the Offers. Lehman Brothers will not receive any additional compensation, beyond that described above, in this connection.

        Lehman Brothers has, in the past, provided various investment banking services for the Company unrelated to the Offers, for which Lehman Brothers received customary fees. Lehman Brothers and its affiliates may, in the future, continue to provide such services to the Company. In addition, in the ordinary course of its business, Lehman Brothers and its affiliates may actively trade in the equity and debt securities of the Company or of Serono for their own account or for the accounts of their customers and, accordingly, may at any time hold long or short positions in such securities.

        Genset has retained Georgeson Shareholder Communications Ltd to act as information agent for the International Offer. Georgeson Shareholder Communications Ltd will receive customary compensation and reimbursement for certain out-of-pocket expenses and may be indemnified against certain liabilities in connection with the International Offer. Serono has agreed to reimburse Genset for fees and expenses paid to Georgeson Shareholder Communications Ltd.

        Except as described in this Statement, neither the Company nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any other person to make solicitations or recommendations to holders of Shares, ADSs, OCEANEs or Warrants on the Company's behalf with respect to the Offers.

Item 6. Interest in Securities of the Subject Company.

        Except as described below, no transaction in the Shares, ADSs, OCEANEs or Warrants has been effected during the past 60 days from the date of this Statement by the Company, the Company's subsidiary or, to the Company's best knowledge, any of the Company's executive officers or directors.

        On June 26, 2002, the shareholders of the Company decided to grant the right to purchase a total of 25,000 June 2002 Warrants to the non-employee directors of the Company, Messrs. Dominique Vernay, Martyn Greenacre, Pascal Brandys, Edmund Olivier de Vezin and Laurent Degos, with each individual being granted the right to purchase 5,000 June 2002 Warrants. The subscription price for each June 2002 Warrant is € 1.00, and the non-employee directors may subscribe for the June 2002 Warrants on or before September 30, 2002. Each June 2002 Warrant will give its holder the right to subscribe for one Share for an exercise price of € 3.25, which right expires on May 31, 2007.

Item 7. Purposes of the Transaction and Plans or Proposals.

        Except as described in this Statement, the Company is not undertaking or engaged in any negotiations in response to the Offers which relate to (i) a tender offer or other acquisition of the Company's securities by the Company, its subsidiary, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or its subsidiary, (iii) any purchase, sale or transfer of a material amount of the assets of the Company or its subsidiary, or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

        The Company's board of directors has decided that Genset's laboratory facility located in San Diego, California will be closed and certain physical assets located at such facility will be sold. The Company would have closed its San Diego operations even if the Offers were not made. According to the Schedule TO, Serono intends to have Genset proceed with the closure if the Offers are successful.

        According to the Schedule TO, it is also contemplated that, after successful completion of the Offers, the Company's headquarters at Rue Royale in Paris, France, would be closed and its activities would be transferred to the Company's site in Evry, France. Serono has informed the Company that, based upon the information that it has to date, Serono estimates that the number of Genset employees in France would be reduced by approximately 20%, with this reduction relating principally to administrative personnel.

        According to the Schedule TO, after the Offers, Serono would cause Genset to propose that those employees who participated in the November 2001 stock option regrant program renounce their replacement options and, in lieu of each option, agree to receive a cash payment equal to the difference between € 9.75 (the price per Share in the Offers) and € 4.09 (the closing price per Share on Euronext Paris on the last trading day before the announcement of the Offers). This cash payment would be made in three installments: the first installment to be paid shortly after the closing of the Offers, the second to be paid approximately six months after the first installment, and the third to be paid approximately 12 months after the first installment.

        Except as set forth in this Statement, there are no transactions, board resolutions, agreements in principle or signed contracts that have been entered into in response to the Offers that relate to one or more of the matters referred to in this Item 7.

Item 8. Additional Information.

        At the general meeting of shareholders of the Company held on June 26, 2002, the shareholders voted to remove Article 19.5 of the Company's bylaws (statuts), which limited a shareholder's voting rights to 20%.

        Upon consummation of the Offers, the Company may choose to delist the ADSs from the Nasdaq National Market ("Nasdaq") and deregister its ADSs and Shares under the Exchange Act. The Company may voluntarily delist the ADSs, which trade on Nasdaq, upon written notice to Nasdaq indicating the desired date of termination. A delisting of the ADSs from Nasdaq would impact their liquidity and may have a significant effect on the price of these securities.

        The Company may formally deregister its securities under the Exchange Act, if its securities are held of record by fewer than 300 persons resident in the United States, by filing a Form 15 with the Securities and Exchange Commission. The Company's duty to file periodic reports under the Exchange Act would terminate thereafter. As a result, the information furnished to Genset's security holders may be substantially reduced.

        The Company may also terminate the Deposit Agreement dated April 10, 1998, as amended, among Genset, The Bank of New York, as depositary, and owners and beneficial owners of ADRs. Termination of the Deposit Agreement may occur upon 30 days' written notice to owners of all outstanding ADRs. Upon termination of the agreement, the existing ADS program would come to an end. Owners of ADRs would be entitled to receive the amount of Shares corresponding to the ADSs evidenced by their respective ADRs.

        If, after the Offers, the Purchaser holds at least 95% of the voting rights of Genset, the Purchaser may (but will not be obligated to) launch a minority buy-out offer (an offre publique de retrait), which could be, if the Purchaser owns 95% or more of the share capital and voting rights of Genset, followed by a squeeze-out (a retrait obligatoire) of the remaining Shares (including Shares represented by ADSs) held by minority shareholders and a subsequent delisting of the Shares and OCEANEs from Euronext Paris.

Item 9. Exhibits.

        The following Exhibits have been filed with this Statement:

Exhibit Number		Description
(a)(1)	*	Letter from Mr. Marc Vasseur, Chairman of the Company, to security holders dated July 16, 2002.
(a)(2)		Joint Press Release issued by Serono and Genset on June 26, 2002 (incorporated by reference to the Form 6-K filed by Genset on June 27, 2002).
(a)(3)		Joint Press Release issued by Serono and Genset on June 28, 2002 (incorporated by reference to the Form 6-K filed by Genset on June 28, 2002).
(a)(4)		Joint Press Release issued by Serono and Genset on July 16, 2002.
(a)(5)		Press Release issued by Genset on July 16, 2002.
(a)(6)	*	Opinion of Lehman Brothers dated June 25, 2002.
(e)(1)		Confidentiality Agreement between Serono and Genset, together with the Amendment to Confidentiality Agreement.
(e)(2)		Incentive and Communication Agreement dated as of August 1, 2001 between Genset and Mr. John Lucas.
(e)(3)		Severance and Change of Control Agreement dated as of August 1, 2001 between Genset and Mr. Jeffery Vick.
(e)(4)		Annex to the Employment Agreement dated as of August 1, 2001 between Genset and Mr. Jean Elias.
(e)(5)		Annex to the Employment Agreement dated as of October 8, 2001 between Genset and Mr. Paul Moser.
(e)(6)		Annex to the Employment Agreement dated as of June 4, 2002 between Genset and Mr. Malcolm Bates.

*
Included in documents mailed to security holders.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ MARC VASSEUR Marc Vasseur Chairman and Chief Executive Officer

Dated: July 16, 2002

QuickLinks

  Item 1. Subject Company Information.
  Item 2. Identity and Background of the Filing Person.
  Item 3. Past Contacts, Transactions, Negotiations and Agreements.
  Item 4. The Solicitation or Recommendation.
  Item 5. Person/Assets, Retained, Employed, Compensated or Used.
  Item 6. Interest in Securities of the Subject Company.
  Item 7. Purposes of the Transaction and Plans or Proposals.
  Item 8. Additional Information.
  Item 9. Exhibits.
SIGNATURE